                                                            EXHIBIT (a)(1)(viii)

PRESS RELEASE


      NABORS ANNOUNCES SCHEDULE TO AMENDMENT RELATING TO OFFER TO EXCHANGE
                     ZERO COUPON SENIOR EXCHANGEABLE NOTES

      ST. MICHAEL, BARBADOS, December 7, 2004 --Nabors Industries Ltd. (AMEX:
NBR) ("Nabors") announced today that Nabors and its wholly owned subsidiary, Nabors Industries, Inc. ("NII"), have filed with the Securities and Exchange Commission Amendment No. 2 to the Schedule TO (the "Amendment") relating to their offer to exchange new Series B Zero Coupon Senior Exchangeable Notes issued by NII and guaranteed by Nabors (the "New Notes") for the outstanding Zero Coupon Senior Exchangeable Notes Due 2023 issued by NII and guaranteed by Nabors (the "Old Notes"). The Amendment contains important information that holders of Old Notes should consider in deciding whether to tender their Old Notes in exchange for the New Notes, including, among other things, summary financial information of Nabors and its subsidiaries. The summary financial information summarizes the financial statements of Nabors and its subsidiaries included in prior filings of Nabors under the Securities Exchange Act of 1934, as amended and is annexed to this press release.

      The exchange offer will expire at 12:00 midnight, New York City time, on December 10, 2004, unless the offer is extended.

      This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Old Notes, the New Notes or Nabors common shares. The offer is made only by means of the Offering Circular, as amended by Amendments No. 1 and No. 2 to Schedule TO, and the related Letter of Transmittal which have been sent to holders of Old Notes and has been filed with the Securities and Exchange Commission as a part of Nabors' and NII's Tender Offer Statement on Schedule TO. The Tender Offer Statement, and amendments thereto, are available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. Holders of Old Notes are encouraged to carefully review the offering documents which contain information material to their decision on whether or not to accept the exchange offer. Nabors and NII are not making any recommendation to holders of Old Notes as to whether or not they should tender any Old Notes pursuant to the exchange offer, and no one has been authorized by them to make any such recommendation. Holders must make their own decisions as to whether to accept the offer, and, if so, the principal amount of Old Notes to exchange. The exchange offer is exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to
Section 3(a)(9) thereof. No commission or other remuneration will be paid or given, directly or indirectly, by Nabors or NII for solicitation of acceptance of the exchange offer.

      Additional information concerning the terms of the exchange offer and copies of the Offering Circular, the Tender Offer Statement on Schedule TO and amendments thereto and related documents, which describe the exchange offer in greater detail, may be obtained from the Information Agent, Georgeson Shareholder Communications, Inc. The Exchange Agent for the Offer is J.P. Morgan Trust Company, National Association.

      Nabors is the largest land drilling contractor in the world, with almost 600 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and elsewhere, primarily in South and Central America, the Middle East and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and Canada. Nabors owns approximately 700 land workover and well-servicing rigs in certain other markets, including 210 rigs in Canada. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 44 platform, 19 jackup and three barge rigs in the Gulf of Mexico and other markets. These rigs provide well-servicing, workover and drilling services. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

      The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements.

      For further information, please contact Dennis A. Smith, Director of Corporate Development of Nabors Corporate Services, Inc. at (281) 775-8038. To request Investor Materials, call our corporate headquarters in St. Michael, Barbados at (246) 421-9471 or via email at dan.mclachlin@nabors.com.


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
                     NABORS INDUSTRIES LTD. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

(In thousands, except per share                                                            Nine Months Ended
amounts and ratio data)                                Year Ended December 31,                September 30,
                                               --------------------------------------    ------------------------
                                                  2003          2002          2001          2004          2003
                                               ----------    ----------    ----------    ----------    ----------
                                                                                               (Unaudited)
Consolidated Statements of Income Data:

  Operating revenues                           $1,880,003    $1,466,443    $2,201,736    $1,709,348    $1,355,883

  Net income                                   $  192,228    $  121,489    $  357,450    $  193,691    $  127,357

  Earnings per share:
    Basic                                      $     1.31    $      .85    $     2.48    $     1.30    $      .87
    Diluted                                    $     1.25    $      .81    $     2.24    $     1.24    $      .83

  Ratio of earnings to fixed charges                 3.32          2.90          9.27          6.12          2.99




                                                                                           Nine Months Ended
                                                      Year Ended December 31,                 September 30,
                                               --------------------------------------    ------------------------
(In thousands, except per share amounts)          2003          2002          2001          2004          2003
                                               ----------    ----------    ----------    ----------    ----------
                                                                                    (Unaudited)
Balance Sheet Data:

  Current assets                               $1,515,647    $1,369,908    $1,030,946    $1,448,537    $1,512,347

  Noncurrent assets                            $4,087,045    $3,693,964    $3,120,969    $4,169,883    $3,974,972

  Current liabilities                          $  598,373    $  751,454    $  330,130    $  331,316    $  581,601

  Noncurrent liabilities                       $2,514,044    $2,153,963    $1,963,919    $2,515,541    $2,506,908

  Book value per share                         $    16.98    $    14.89    $    12.58    $    18.59    $    16.37


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